SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2015
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Deputy President and
Chief Financial Officer

Date: April 1, 2015

List of materials

Documents attached hereto:

i) Press release announcement: Sale of certain Olympus shares held by Sony Corporation

 April 1, 2015

Sony Corporation

Sale of certain Olympus shares held by Sony Corporation

Sony Corporation (“Sony”) today announced that it has entered into a contract to sell 17,243,950 shares of its 34,487,900 shares of Olympus Corporation (“Olympus”) to JP Morgan Securities Japan Co., Ltd.

1.  Purpose of the sale
Sony entered into this contract of sale to strengthen its financial resources and obtain funds for growth-oriented strategic investments.  Following the sale, Sony plans to continue to closely collaborate with Olympus through its business alliance with Olympus and the medical business venture, Sony Olympus Medical Solutions Inc.

2.  Summary of Olympus
Trade name	Olympus Corporation
Address of head office	Shinjuku Monolith, 3-1 Nishi-Shinjuku 2-chome, Shinjuku-ku, Tokyo, Japan
Name and title of representative	Hiroyuki Sasa, Representative Director / President
Business	Manufacture and sale of precision machinery and instruments
Stated capital	124,520 million yen (as of March 31, 2014)

3.  Summary of the buyer
Trade name	JP Morgan Securities Japan Co., Ltd.
Address of head office	Tokyo Building, 7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo, Japan
Name and title of representative	Steve Teru Rinoie, Representative Director, President and CEO
Business	Investment banking, fixed income, equities and other businesses; intermediary of global custody service and other asset servicing business
Stated capital	50,275 million yen (as of March 31, 2014)

4.  Number of shares to be sold and number of shares to be held by Sony before/after the sale
Number of shares held by Sony before the sale	34,487,900 shares (Number of voting rights: 344,879) (Shareholding ratio: 10.06%)
Number of shares to be sold	17,243,950 shares (Number of voting rights: 172,439) (Shareholding ratio: 5.03%)
Number of shares to be held by Sony	17,243,950 shares (Number of voting rights: 172,439) (Shareholding ratio: 5.03%)

5.  Schedule
Execution of a contract of sale	April 1, 2015
Closing of the sale (Expected)	April 6, 2015

6.  Outlook
In connection with the sale, Sony expects to record a gain on the sale of approximately 46.8 billion yen as other income during the first quarter for the fiscal year ending March 31, 2016.  Sony will disclose the sale price of the shares on April 2, 2015 (JST) and will announce its forecast of the consolidated financial results for the fiscal year ending March 31, 2016 and its consolidated financial results for the fiscal year ended March 31, 2015 on April 30, 2015.

This press release is not an offer of securities for sale in the United States.  The offer and sale of the shares have not been registered under the U.S. Securities Act, and the shares may not be offered or sold in the United States without registration or an applicable exemption from the registration requirements of the U.S. Securities Act.